Exhibit 99.1

UNION BANKSHARES, INC.
2014 EQUITY INCENTIVE PLAN, as amended
AWARD CERTIFICATE
(____ Plan Year)

Participant:
Type of Award:	Restricted Stock Units
Aggregate Number of RSUs Granted:
Aggregate Number of Underlying Shares:
Grant Date:

1.Grant of Restricted Stock Units. This Award Certificate (this “Award Certificate” or “Certificate”) evidences the grant to you on [•] by the Compensation Committee (the “Committee” or the “Compensation Committee”) and the Board of Directors (the “Board”) of Union Bankshares, Inc. (the “Company”) under the Company’s 2014 Equity Incentive Plan, as amended (the “Plan”) of the number of restricted stock units (“RSUs”) shown above and on the attached Exhibit A, on the terms and subject to the conditions set forth in this Award Certificate, the Plan and the [•] Equity Award Summary (the “Summary”) (the “Award”). This Award of RSUs represents the right to receive the aggregate number of shares of the Company’s Common Stock, par value $2.00 per share (the “Common Stock”) set forth above and on Exhibit A upon the specified vesting dates of the RSU Tranches (as defined), subject to satisfaction of applicable terms and conditions. Each Tranche of PBRSUs and TBRSUs included in this Award is intended to be treated as a separate award for purposes of Internal Revenue Code Section 409A and the implementing regulations thereunder (“Code Section 409A”). For purposes of this Award, “Tranche” means, with respect to the PBRSUs and TBRSUs granted hereby, each separate portion of such PBRSUs award or TBRSUs award differentiated by specified vesting date, as shown on Exhibit A. The Plan and the Summary are incorporated herein by reference and made a part of this Award Certificate. Copies of the Plan and the Summary were previously delivered to you and additional copies are available from the Company’s Human Resources Department upon request. You should review the terms of this Award Certificate, the Plan and the Summary carefully. The capitalized terms used and not defined in this Award Certificate are defined in the Plan.

2.Certain Definitions. Capitalized terms used in this Award Certificate and not defined in this Section 2 or elsewhere in this Notice have the definitions given to such terms in the Summary or the Plan. Notwithstanding anything in the Plan to the contrary, the following definitions apply for purposes of this Award Certificate:

(a)“Code Section 409A” means, collectively, Section 409A of the Internal Revenue Code, as amended, and the implementing regulations thereunder.

(b)The following terms have the definitions ascribed to them in the Summary and are intended to conform to the definitions of such terms or concepts under Code Section 409A and shall be interpreted in a manner consistent with such intent:
(i)“Change in Control”
(ii)“Disability”
(iii)“Separation from Service” and
(iv)“Specified Employee”.

(c)“Qualified Retirement” means your voluntary Separation from Service from Union after attainment of at least age 55 and at least five years of continuous service with Union, provided, however, that, on the date of such Separation from Service, (i) your combined age and years of service with Union total at least 70, disregarding any partial years of age or service; and (ii) you are an employee of Union in good standing at the time of such Separation from Service.

(d)“Qualified Retirement Eligibility Date” means the first date upon which you satisfy the combined age and service requirements for a Qualified Retirement, whether or not you elect to retire on or as of such date.

(e)“Tranche” means, with respect to PBRSU’s and TBRSU’s granted in this Award, a separate portion of such PBRSUs award or TBRSUs award differentiated by specified vesting date. Each Tranche of PBRSUs and TBRSUs is intended to be treated as a separate award for purposes of Code Section 409A.

(f)“Union” refers to the Company and its subsidiary, Union Bank, and future subsidiaries of the Company (if any).

3.Vesting of Award.

(a)Except as otherwise expressly provided in Section 3(b), vesting of the Tranche(s) of this Award will occur on the applicable vesting date of such Tranche(s) specified in this Award Certificate (the “Vesting Date”), provided you maintain continuous employment with Union through such Vesting Date, and any unvested Tranche(s) of an Award will be forfeited upon your termination of employment prior to the applicable Vesting Date(s) of such Tranche(s). The scheduled Vesting Date(s) of the Tranches of this Award are specified on the attached Exhibit A.

(b)If prior to the scheduled Vesting Date(s) of any Tranche(s) of this Award any of the Permitted Acceleration Events (as defined) occurs, any unvested Tranches of an Award will not be forfeited, and the Vesting Date(s) of such Tranche(s) will be accelerated to the date of such Permitted Termination (the “Accelerated Vesting Date”). For this purpose, a “Permitted Acceleration Event” means any of the following events: (i) your death, (ii) your Disability or (iii) if your award is not a Short-Term Deferral Award, your Separation from Service from Union due to your Qualified Retirement.

(c)For the avoidance of doubt, a Tranche of RSUs granted in this Award will vest on the earliest to occur of (i) the applicable scheduled Vesting Date for such Tranche specified in this Award, but only if you have remained in Union’s continuous employ through such Vesting Date; or (ii) your death; (iii) your Disability; or (iv) your Separation from Service from Union due to your Qualified Retirement.

4.Status of Awards under Code Section 409A; Settlement and Issuance of Shares Following Vesting.

(a)If no Tranche of an Award is scheduled to vest on a Vesting Date that is on or after your Qualified Retirement Eligibility Date, such Award is intended to constitute a short-term deferral exempt from Code Section 409A (a “Short-Term Deferral Award”) and each Tranche of the Award will be settled by issuance of shares of Common Stock as soon as administratively practicable following the applicable Vesting Date, and in all events no later than March 15 of the calendar year following the calendar year in which such vesting occurs.

(b)Any Award that is not a Short-Term Deferral Award or that is not otherwise exempt from Code Section 409A is intended to comply with the requirements of Code Section 409A applicable to deferred compensation in a manner designed to avoid any additional taxes or penalties under Code Section 409A. Settlement of any Tranche of such an award will occur as soon as administratively practicable following the scheduled Vesting Date, or the Accelerated Vesting Date, as the case may be, of such Tranche but in no event later than ninety (90) days following such date; subject, however, to any delay required under Section 7, if applicable.

(c)Any RSUs granted in this Award will be settled solely in shares of Company Common Stock, with one share issued for each vested RSU. The shares of Common Stock issuable upon settlement of any Tranche of an Award will be issued during your lifetime only to you, or after your death to your designated beneficiary, or, in the absence of such beneficiary, to your duly qualified personal representative.

5.Effect of Change In Control. In connection with a Change in Control of the Company or Union Bank, your rights under this Award will be determined in accordance with the provisions of the Summary and Article 10, Sections 10.7 and 10.8 of the Plan and (if applicable) any change in control agreement you may have with the Company and/or Union Bank.

6.Nature of Award. This Award Certificate represents an award of RSUs, as defined in the Plan. Until vested in accordance with the provisions of the Summary and this Award Certificate, the unvested Tranches constitute only the Company’s unfunded and unsecured promise to issue shares of Common Stock to you on a future date, subject to satisfaction of applicable vesting conditions.

7.Six Month Delay in Settlement Due to Separation from Service. Notwithstanding anything to the contrary in this Award Certificate or in the Summary, if (i) the RSUs granted under any Tranche(s) of an Award constitute deferred compensation under Code Section 409A, as contemplated in Section 4(b), (ii) settlement of such Award is made due to your

Separation from Service, and (iii) you are a Specified Employee on the date of your Separation from Service, settlement and distribution to you of shares of Common Stock upon the settlement of any vested Tranche(s) of an Award following such Separation from Service will be delayed for a period of six (6) months following your Separation from Service. If settlement of any Tranche(s) of the Award is delayed in accordance with the preceding sentence, such settlement will be made as soon as administratively practicable following expiration of the six-month delay period. You will not be allowed to defer the distribution of your shares of Common Stock to a later date, nor to receive such shares at an earlier date, except that in the case of your death during the six month delay period, the six-month delay requirement will no longer apply and the vested RSUs will be settled and the Common Stock issued to your designated beneficiary, legal representative, heirs or legatees, as applicable, as soon as administratively practicable after the date of death.

8.No Rights as a Shareholder; No Dividend Equivalents. Prior to the vesting of the shares of Common Stock underlying a Tranche, you will not have any of the rights of a shareholder with respect to such unvested shares. Without limiting the foregoing, prior to vesting of a Tranche and issuance of the underlying shares, you will have no right to receive dividends or other distributions, if any, as may be declared on such shares of Common Stock from time to time, nor will you have the right to vote (in person or by proxy) such shares at any meeting of shareholders of the Company. No “Dividend Equivalents” (as that term is defined in the Plan) shall be accrued or paid with respect to any of the shares of Common Stock underlying any Tranche.

9.Rights of the Company and Subsidiaries. This Award Certificate does not limit or otherwise affect the right of the Company or its subsidiary to take any corporate action whatsoever, including without limitation its right to recapitalize, reorganize or make other changes in its capital structure or business, merge or consolidate, to issue bonds, notes, shares of Common Stock or other securities, including preferred stock, or stock options, or dissolve or liquidate, or sell or transfer any part of its assets or business.

10. No Effect on Employment Status. This Award Certificate does not confer on you any right to continued employment with the Company or its subsidiary during the vesting period or otherwise, and does not limit or otherwise affect the right of the Company or its subsidiary to terminate your employment at any time.

11. Restrictions on Issuance of Shares. If at any time the Company reasonably determines that, under federal or state securities laws or other applicable laws, the listing, registration or qualification of the shares of Common Stock to be issued upon vesting of any Tranche is necessary in order to avoid violation of any such laws, the Company may delay such issuance; provided, however, that the Company shall issue such shares as soon as reasonably practicable following the first date on which the Company reasonably expects that such issuance will not cause a violation of applicable securities or other laws.

12. Holding Period Requirement. In accordance with the terms of the Summary, you shall be required to retain ownership of 25% of the shares of Common Stock issued to you upon vesting of any Tranche, throughout the term of your employment with the Company or Union Bank. The Company shall retain custody of the certificates(s) representing such retained shares, or place appropriate stop orders with the transfer agent if such shares are issued in book entry.

13. Tax Withholdings. You are responsible for payment of all federal, state and local tax liabilities applicable to you upon vesting of any Tranche, up to an amount based on your maximum individual tax rate (and not any greater amount). You may pay your federal and state tax withholding obligations up to the amount permitted under the Plan (the “Withholding Amount”) (i) in cash with your own funds; or (ii) by having the Company withhold or deduct from your vested Tranche a number of whole shares of Company Common Stock having a Fair Market Value (as defined in the Plan) on the date of withholding equal to the Withholding Amount (“Shares for Withholdings”), or (iii) by a combination of cash payment and Shares for Withholdings. The Human Resources Department of the Company or Union Bank may adopt procedures to implement this provision, including without limitation requirements for receipt of written notice from you in advance of vesting regarding your selected method of paying the Withholding Amount, and provisions for share rounding in calculating the number of whole shares of common stock required to implement any Shares for Withholdings that you may elect.

14. Nonassignability. Neither your rights under this Award Certificate nor the unvested shares of Common Stock underlying any Tranche may be sold, assigned, transferred, pledged, hypothecated, margined or otherwise encumbered in any way, in whole or in part, prior to the vesting of such Tranche(s), whether by operation of law or otherwise, except by will or the laws of descent and distribution. After vesting of a Tranche, the sale or other transfer of the shares of Common Stock issued upon such vesting shall be subject to applicable federal and state laws and regulations, in addition to satisfaction of the holding period requirement in Section 12 with respect to 25% of vested Awards.

15. Compliance with Code Section 409A. The terms of this Award Certificate are intended to be administered and interpreted in a manner consistent with the requirements for avoiding additional taxes or penalties under Code Section 409A. Notwithstanding the foregoing, neither the Company nor Union Bank makes any representations or warranties that the payments and benefits provided under this Award will comply with Code Section 409A and in no event shall the Company or Union Bank be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of any non-compliance with Code Section 409A.

16. Amendments. Except as otherwise provided by the Plan, the Company may alter, amend or terminate this Award Certificate without your consent in any respect deemed by the Committee or the Company’s Board of Directors to be necessary in order to preserve compliance with Code Section 409A or the terms of the Plan and Summary, or otherwise to comply with applicable law.

17. Plan and Summary Control. This Award Certificate is subject to all of the provisions of the Plan, including provisions governing antidilution adjustments, and the Summary, which are hereby incorporated by reference, and is further subject to all the interpretations, amendments, rules and regulations that may from time to time be promulgated and adopted by the Committee or Board pursuant to the Plan and Summary.

18. Governing Law. This Award Certificate shall be governed by and construed in accordance with the laws of the State of Vermont, except as superseded by applicable federal law, without giving effect to its conflicts of law provisions.

ACKNOWLEDGEMENT

The undersigned grantee acknowledges receipt of, and understands and agrees to be bound by, this Award Certificate, the Plan and the Summary (including any modifications thereof adopted by the Committee or Board). The undersigned further acknowledges that this Award Certificate, the Plan and the Summary set forth the entire understanding between him or her and the Company regarding all Tranches of the RSU award represented by this Award Certificate and that this Award Certificate, the Plan and the Summary supersede all prior oral and written understandings or agreements on that subject, including any nonbinding Contingent Award Notice.

GRANTEE:

Dated:
Signature